Exhibit 99.1

For Immediate Release
Sept. 30, 2002

SAP Names William R. (Bill) McDermott CEO and
President of SAP America, Inc.

Former Top Siebel Executive to Lead U.S. and Canadian Operations

     NEWTOWN SQUARE, Pa. — Sept. 30, 2002 — SAP AG (NYSE: SAP) today announced the appointment of William R. (Bill) McDermott, forty-one, to the position of chief executive officer and president, SAP America, Inc. In his new role, McDermott will be responsible for all of SAP’s business activities in the United States and Canada and will report directly to Léo Apotheker, president of Global Field Operations and executive board member of SAP AG, who has been the interim head of the North American operation since May of this year.

     McDermott, former executive vice president of worldwide sales operations at Siebel Systems, has more than twenty years of experience in the technology industry and has served in a variety of executive level positions. Prior to his Siebel experience, McDermott was president of Gartner, Inc., where he led all of Gartner’s worldwide business operations. McDermott also spent seventeen years with Xerox Corporation, where he became the youngest division president and corporate officer.

     “Of the many highly qualified candidates we met with, Bill McDermott’s vast industry experience, solid executive background, and sales expertise stood out,” said Apotheker. “Bill’s appointment strengthens our global field organization. His commitment to customer success, combined with his proven leadership abilities, will have a significant impact on our North American operations.”

     “I am very pleased to join SAP, the clear leading global provider of real e-business solutions with the most impressive client base in the industry,” said McDermott. “As important, my principles are in complete accord with SAP’s integrity, corporate culture and value system. I

SAP Names William R. (Bill) McDermott CEO and President of SAP America, Inc.	Page 2

look forward to directly engaging with our customers, business partners and employees to significantly expand SAP’s business in North America.”

     McDermott will begin as CEO of SAP America, Inc. on October 7, 2002.

About SAP

SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,000 companies in over 120 countries run more than 50,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.

For more information, press only:
Laurie Doyle Kelly, +49 (6227) 7 61136, laurie.doyle.kelly@sap.com, CET
Bill Wohl, + 1 (610) 661-3311, william.wohl@sap.com, EDT
SAP Press Office, +1 (610) 661-3200, press@sap.com, EDT
Brian Lott, Burson-Marsteller, +49 (69) 2380923,
brian_lott@de.bm.com, CET

For more information, investors:
Gundolf Moritz, +49 (6227) 7 44872, gundolf.moritz@sap.com, CET
Stefan Gruber, +1 (212) 653-9821, Stefan.gruber@sap.com, EDT
Jim Prout, Taylor Rafferty, +1 (212) 889-4350,
jpp@taylor-rafferty.com, EDT